Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: HomeStreet, Inc. Commission File No.: 001-35424 The following questions and answers were made available to all employees of HomeStreet, Inc. and HomeStreet Bank in connection with the proposed transaction between HomeStreet, Inc. and FirstSun Capital Bancorp.

[HomeStreet Bank]

HomeStreet, Inc. and FirstSun Capital Bancorp Merger Information – INTERNAL USE ONLY

4/3/24 HomeStreet Bank Employee Q&A - INTERNAL USE ONLY

Will career search services be provided to terminating employees?

HomeStreet employees who are notified their positions are being eliminated and who stay through their termination date, in exchange for signing a severance and release agreement, will receive severance payment along with outplacement services to help them with their career transition.

Will accrued sick & safe time balances be transferred to Sunflower Bank for continuing employees?

Yes, a separate bank will be maintained until that balance is depleted through use.

Will accrued vacation balances be transferred to Sunflower Bank for continuing employees?

Yes, a separate bank will be maintained until that balance is depleted through use. This separate bank of vacation hours will be required to be drawn down prior to use of Sunflower Bank's PTO program. Employees whose employment does not continue to Sunflower Bank will be paid out for any accrued vacation. Employees who transition temporarily to Sunflower Bank will have a pool of vacation hours to draw down. Any accrued and unused vacation hours would be paid out to any employee who terminates from Sunflower Bank with a positive balance.

How much notice will we receive if our positions are planned to be eliminated?

HomeStreet and Sunflower are committed to providing as much advance notice as we can. We don't anticipate notifying anyone at the last minute, and in most cases the goal is to give up to 30 days advance notice.

Does HomeStreet plan to offer a severance package if an employee's position is eliminated?

If a HomeStreet employee's position is eliminated, a severance package will be offered. Severance offered from HomeStreet will be calculated 1 week of base pay for every full year of service, minimum of 2 weeks, maximum of 24 weeks. Outplacement services will also be offered as part of the HomeStreet severance package. Any severance is conditioned upon signing a separation and release agreement. A small percentage of more senior employees have a contractual agreement that outlines different severance terms.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between HomeStreet, Inc. ("HomeStreet") and FirstSun Capital Bancorp ("FirstSun"). In general, forward-looking statements can be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the "Merger"). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental approvals of the Merger, (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, and (5) the failure of the closing conditions in the definitive Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the Merger. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in FirstSun’s preliminary registration statement on Form S-4 that contains a preliminary HomeStreet proxy statement and a preliminary prospectus of FirstSun discussed below, and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”). ADDITIONAL INFORMATION AND WHERE TO FIND IT IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN FILED WITH THE SEC A PRELIMINARY REGISTRATION STATEMENT ON FORM S-4 THAT INCLUDED A PRELIMINARY PROXY STATEMENT OF HOMESTREET AND A PRELIMINARY PROSPECTUS OF FIRSTSUN ON MARCH 8, 2024, WHICH IS NOT YET FINAL AND MAY BE AMENDED, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT AND PRELIMINARY PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PRELIMINARY PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents, including the preliminary proxy statement of HomeStreet and the preliminary prospectus of FirstSun, and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC from (i) FirstSun on its website at https://ir.firstsuncb.com/investor- relations/default.aspx, and (ii) HomeStreet on its website at https://ir.homestreet.com/sec-filings/all- filings/default.aspx. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION FirstSun, HomeStreet and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of HomeStreet in connection with the proposed Merger. Information regarding the directors and executive officers of FirstSun and HomeStreet and other persons who may be deemed participants in the solicitation of the shareholders of HomeStreet in connection with the proposed Merger are included in the preliminary proxy statement/prospectus for HomeStreet’s shareholder meeting, which was filed by FirstSun with the SEC on March 8, 2024. Information about the directors and officers of FirstSun and their ownership of FirstSun’s common stock can be found in FirstSun’s annual report on Form 10-K, as filed with the SEC on March 7, 2024, and other documents subsequently filed by FirstSun with the SEC. Information about the directors and officers of HomeStreet and their ownership of HomeStreet’s common stock can be found in HomeStreet’s preliminary proxy statement included in the preliminary registration statement on Form S-4, as filed by FirstSun with the SEC on March 8, 2024, HomeStreet’s annual report on Form 10-K, as filed by HomeStreet with the SEC on March 6, 2024, and other documents subsequently filed by HomeStreet with the SEC. Additional information regarding the interests of such participants is included in the preliminary proxy statement/prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between HomeStreet, Inc. (“HomeStreet”) and FirstSun Capital Bancorp (“FirstSun”). In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the "Merger"). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental approvals of the Merger, (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, and (5) the failure of the closing conditions in the definitive Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the Merger. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in FirstSun’s preliminary registration statement on Form S-4 that contains a preliminary HomeStreet proxy statement and a preliminary prospectus of FirstSun discussed below, and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”). ADDITIONAL INFORMATION AND WHERE TO FIND IT IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN FILED WITH THE SEC A PRELIMINARY REGISTRATION STATEMENT ON FORM S-4 THAT INCLUDED A PRELIMINARY PROXY STATEMENT OF HOMESTREET AND A PRELIMINARY PROSPECTUS OF FIRSTSUN ON MARCH 8, 2024, WHICH IS NOT YET FINAL AND MAY BE AMENDED, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT AND PRELIMINARY PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PRELIMINARY PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents, including the preliminary proxy statement of HomeStreet and the preliminary prospectus of FirstSun, and other documents filed with the

SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC from (i) FirstSun on its website at https://ir.firstsuncb.com/investor- relations/default.aspx, and (ii) HomeStreet on its website at https://ir.homestreet.com/sec-filings/all- filings/default.aspx. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. PARTICIPANTS IN THE SOLICITATION FirstSun, HomeStreet and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of HomeStreet in connection with the proposed Merger. Information regarding the directors and executive officers of FirstSun and HomeStreet and other persons who may be deemed participants in the solicitation of the shareholders of HomeStreet in connection with the proposed Merger are included in the preliminary proxy statement/prospectus for HomeStreet’s shareholder meeting, which was filed by FirstSun with the SEC on March 8, 2024. Information about the directors and officers of FirstSun and their ownership of FirstSun’s common stock can be found in FirstSun’s annual report on Form 10-K, as filed with the SEC on March 7, 2024, and other documents subsequently filed by FirstSun with the SEC. Information about the directors and officers of HomeStreet and their ownership of HomeStreet’s common stock can be found in HomeStreet’s preliminary proxy statement included in the preliminary registration statement on Form S-4, as filed by FirstSun with the SEC on March 8, 2024, HomeStreet’s annual report on Form 10-K, as filed by HomeStreet with the SEC on March 6, 2024, and other documents subsequently filed by HomeStreet with the SEC. Additional information regarding the interests of such participants is included in the preliminary proxy statement/prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available.